Exhibit 99.37

ImmunoPrecise integrates SGI-DNA’s benchtop automated DNA printer to accelerate antibody discovery and manufacturing services

VICTORIA, SAN DIEGO, and UTRECHT, Netherlands, Jan. 20, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) a provider of best-in-class therapeutic antibody discovery capabilities for the global industry, and SGI-DNA, INC., a company dedicated to developing transformative synthetic biology technologies and revolutionary DNA data storage solutions, today announced that IPA is integrating SGI-DNA’s benchtop automated DNA printer to accelerate antibody discovery and manufacturing services at its European facilities.

ImmunoPrecise Antibodies will become the first CRO in Europe to integrate the BioXp™ 3200 System in its workflows as part of its vision for adopting breakthrough technologies in the discovery and manufacturing of antibodies. The BioXp 3200 System is the world’s first benchtop automated system that rapidly synthesizes and clones high-quality, double-stranded DNA fragments into any vector in an overnight run. Placing the BioXp 3200 System at IPA’s Utrecht laboratories (U-Protein Express BV), IPA will be accelerating turnaround time for generating custom DNA for the discovery and manufacturing of antibodies and proteins.

“The BioXp 3200 System will greatly reduce our turnaround time for cloning activities in our discovery and manufacturing projects, positively impacting our manufacturing capacity. Moreover, the BioXp 3200 enables additional avenues of synthetic biology, enhancing our ability to generate, analyze and screen large numbers of gene sequences for a variety of applications,” said Dr. Jennifer Bath, President and CEO of ImmunoPrecise. “It fits perfectly into our continuous implementation of new, emerging, and disruptive technologies”.

Dr. Martin Hessing, General Manager of U-Protein Express, added, “by automating rapid DNA synthesis, we will put IPA in a competitive position, allowing faster delivery of our antibodies.”

Dan Gibson, CTO and Co-Founder of SGI-DNA, commented, “we are pleased to partner with ImmunoPrecise to further develop ground-breaking solutions on the BioXp platform that will enable them to rapidly design, assemble and optimize antibody functionality with iterative speeds not available with any other workflow. Together, we will continue to refine solutions that shorten the antibody design-synthesis-screening timeline from weeks and months down to days, providing clear advantages to their customers.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell Select™ progressive single-cell interrogation technology and the DeepDisplay™ custom, OmniAb®-based phage libraries, as well as the Abthena™ bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended October 31, 2019 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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CO: ImmunoPrecise Antibodies Ltd.

CNW 08:00e 20-JAN-20